SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A/A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of Capital World Growth and Income Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name: CAPITAL WORLD GROWTH AND INCOME FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 South Hope Street

Los Angeles, CA 90071

Telephone Number (including area code):

213/486-9200

Name and Address of Agent for Service of Process:

Vincent P. Corti, Secretary

Capital World Growth and Income Fund

333 South Hope Street

Los Angeles, CA 90071

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

YES: X * NO:

*In connection with a reorganization changing domicile from Maryland to Delaware, the Registrant, Capital World Growth and Income Fund, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the Registration Statement of Capital World Growth and Income Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on January 28, 2013, amending and adopting such Registration Statement as the Registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment is effective February 1, 2013.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, State of California, on the 28th day of January, 2013.

Signature:

CAPITAL WORLD GROWTH AND INCOME FUND

(Name of Registrant)

By: /s/ Michael J. Thawley

Michael J. Thawley

Attest: /s/ Vincent P. Corti

Vincent P. Corti, Secretary